UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2010

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2010

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs Corporate Administration Division

Consolidated Summary Report

<under US GAAP>

For the Fiscal Year Ended March 31, 2010

Date:	August 16, 2010
Company name (code number):	Mitsubishi UFJ Financial Group, Inc. (8306)
(URL http://www.mufg.jp/)
Stock exchange listings:	Tokyo, Osaka, Nagoya, New York
Representative:	Katsunori Nagayasu, President & CEO
For inquiry:	Naoki Muramatsu, General Manager-Financial Planning Division, Financial Accounting Office
(Phone) +81-3-3240-7200

Consolidated financial data for the fiscal year ended March 31, 2010

(1) Operating results

	(in millions of yen, except per share data)
	For the fiscal years ended March 31,
	2010	2009

Total revenue	5,212,369	4,070,893

Income (loss) before income tax expense (benefit)	1,282,116	(1,764,227)

Net income (loss) attributable to Mitsubishi UFJ Financial Group	859,819	(1,468,040)

Basic earnings (loss) per common share — net income (loss) available to common shareholders of Mitsubishi UFJ Financial Group (in yen)	68.01	(137.84)

Diluted earnings (loss) per common share — net income (loss) available to common shareholders of Mitsubishi UFJ Financial Group (in yen)	67.87	(137.84)

Notes:

1. Average number of shares outstanding

	(in thousands of shares)
	For the fiscal years ended March 31,
	2010	2009
Common stock	12,332,681	10,821,091

2. As a result of adopting new guidance related to noncontrolling interests, “Income (loss) before income tax expense (benefit)” includes “Net income attributable to noncontrolling interests”. Meanwhile Net income (loss) presented under the prior guidance is renamed to “Net income (loss) attributable to Mitsubishi UFJ Financial Group”.

3. “Basic earnings (loss) per common share” and “Diluted earnings (loss) per common share” are based on “Net income (loss) available to common shareholders of Mitsubishi UFJ Financial Group” which excludes “Income allocable to preferred shareholders” from “Net income (loss) attributable to Mitsubishi UFJ Financial Group”.

(2) Financial condition

	(in millions of yen)
	As of March 31,
	2010	2009
Total assets	200,084,397	193,499,417
Total Mitsubishi UFJ Financial Group shareholders’ equity	8,866,918	6,234,895

(3) Cash flows

	(in millions of yen)
	For the fiscal years ended March 31,
	2010	2009
Net cash provided by (used in) operating activities	2,309,985	(966,187)
Net cash used in investing activities	(10,814,432)	(8,253,579)
Net cash provided by financing activities	8,295,278	8,300,279
Cash and cash equivalents at end of period	2,862,523	3,071,252

The consolidated statement of cash flows for the fiscal year ended March 31, 2009 was restated to adjust misstatements of various line items among activities (operating, investing and financing).

Please refer to the page 5 “Restatement of Consolidated Statement of Cash Flows” regarding the amounts previously reported and the amounts restated.

This report is an excerpt of certain highlights from our consolidated financial information under U.S. GAAP that is included in the company’s annual report on Form 20-F (the “Form 20-F”) to be submitted to the U.S. Securities and Exchange Commission. This excerpt report does not contain all of the information that may be important to you. In addition to the items highlighted in this report, the Form 20-F includes material disclosure about Mitsubishi UFJ Financial Group, Inc., including its business and other detailed U.S. GAAP financial information. You should read the entire Form 20-F carefully to obtain a comprehensive understanding of the company’s business and U.S. GAAP financial data and related issues.

This report contains forward-looking statements regarding estimation, forecast, target and plan in relation to the results of operations, financial condition and other general management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimation, forecast, target and plan regarding future events, certain assumptions have been made, which assumptions are inherently subjective and uncertain. The forward-looking statements should not be viewed as guarantees of future performance as actual results may be significantly different. For instance, the statements regarding realizability of the deferred tax assets or provision for credit losses are based on estimation and other assumptions such as economic factors, our business plan and other factors, and exemplify such situation as above. There exist a number of factors that might lead to uncertainties and risks, including, but not limited to, the deterioration of the Japanese and global economy and changes in the regulatory environment. For the key factors that should be considered, please see the financial highlight, the Annual Securities Report, Disclosure Book, Annual Report, Form 20-F and other current disclosures that the company has publicly released.

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Consolidated Balance Sheets

	As of March 31,
(in millions of yen)	2010	2009
Assets:
Cash and due from banks	2,862,523	3,071,252
Interest-earning deposits in other banks	4,780,861	3,543,551
Call loans and funds sold	508,922	407,448
Receivables under resale agreements	3,543,020	2,530,405
Receivables under securities borrowing transactions	5,770,044	6,797,025
Trading account assets	27,663,076	30,281,525
Investment securities:
Securities available for sale—carried at estimated fair value	50,411,876	33,390,087
Securities being held to maturity—carried at amortized cost	2,943,801	2,812,353
Other investment securities	1,690,838	1,434,124

Total investment securities	55,046,515	37,636,564

Loans, net of unearned income, unamortized premiums and deferred loan fees	92,185,910	100,310,341
Allowance for credit losses	(1,315,615)	(1,156,638)

Net loans	90,870,295	99,153,703

Premises and equipment—net	995,167	1,043,416
Accrued interest	240,267	267,747
Customers’ acceptance liability	49,143	59,144
Intangible assets—net	1,116,117	1,191,941
Goodwill	381,498	379,426
Deferred tax assets	1,287,611	2,172,789
Other assets	4,969,338	4,963,481

Total assets	200,084,397	193,499,417

Liabilities:
Deposits:
Domestic offices:
Non-interest-bearing	15,201,298	15,023,660
Interest-bearing	97,526,535	95,802,559
Overseas offices:
Non-interest-bearing	2,403,147	2,212,386
Interest-bearing	20,341,516	15,292,447

Total deposits	135,472,496	128,331,052

Call money and funds purchased	1,883,824	2,235,858
Payables under repurchase agreements	11,846,656	11,911,615
Payables under securities lending transactions	3,633,891	4,279,867
Due to trust account	1,559,631	1,796,846
Other short-term borrowings	6,097,336	7,867,378
Trading account liabilities	8,688,826	9,492,561
Obligations to return securities received as collateral	3,229,321	2,708,800
Bank acceptances outstanding	49,143	59,144
Accrued interest	218,117	251,285
Long-term debt	14,162,424	13,273,288
Other liabilities	4,139,892	4,824,603

Total liabilities	190,981,557	187,032,297

Equity:
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock:
Preferred stock	442,100	442,100
Common stock	1,643,238	1,127,552
Capital surplus	6,619,525	6,095,820
Retained earnings (Accumulated deficit):
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings (Accumulated deficit)	(18,127)	(845,778)
Accumulated other changes in equity from nonowner sources, net of taxes	(45,435)	(813,695)
Treasury stock, at cost	(13,954)	(10,675)

Total Mitsubishi UFJ Financial Group shareholders’ equity	8,866,918	6,234,895
Noncontrolling interests	235,922	232,225

Total equity	9,102,840	6,467,120

Total liabilities and equity	200,084,397	193,499,417

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Consolidated Statements of Operations

	For the fiscal years ended March 31,
(in millions of yen)	2010	2009
Interest income:
Loans, including fees	1,914,705	2,558,361
Deposits in other banks	26,697	124,832
Investment securities:
Interest	305,080	309,835
Dividends	168,500	163,492
Trading account assets	307,958	460,534
Call loans and funds sold	4,110	15,010
Receivables under resale agreements and securities borrowing transactions	31,454	263,730

Total	2,758,504	3,895,794

Interest expense:
Deposits	353,869	736,456
Call money and funds purchased	5,683	24,973
Payables under repurchase agreements and securities lending transactions	53,548	349,903
Due to trust account	6,119	6,843
Other short-term borrowings and trading account liabilities	65,754	170,524
Long-term debt	289,427	310,690

Total	774,400	1,599,389

Net interest income	1,984,104	2,296,405
Provision for credit losses	647,793	626,947

Net interest income after provision for credit losses	1,336,311	1,669,458

Non-interest income:
Fees and commissions	1,139,543	1,188,512
Foreign exchange gains (losses)—net	216,720	(206,153)
Trading account profits(losses)—net	761,472	(257,807)
Investment securities losses—net	223,030	(658,679)
Equity in losses of equity method investees	(104,098)	(60,051)
Gains on sales of loans	21,232	6,401
Other non-interest income	195,966	162,876

Total	2,453,865	175,099

Non-interest expense:
Salaries and employee benefits	908,213	873,371
Occupancy expenses—net	171,098	171,902
Fees and commission expenses	196,515	209,750
Outsourcing expenses, including data processing	215,397	267,790
Depreciation of premises and equipment	120,268	132,121
Amortization of intangible assets	225,000	278,241
Impairment of intangible assets	12,400	126,885
Insurance premiums, including deposit insurance	112,539	113,803
Communications	57,064	62,943
Taxes and public charges	69,073	85,743
Provision for repayment of excess interest	44,808	47,865
Impairment of goodwill	461	845,842
Other non-interest expenses	375,224	392,528

Total	2,508,060	3,608,784

Income (loss) before income tax expense (benefit)	1,282,116	(1,764,227)
Income tax expense (benefit)	407,040	(259,928)

Net income (loss) before attribution of noncontrolling interests	875,076	(1,504,299)
Net income (loss) attributable to noncontrolling interests	15,257	(36,259)

Net income (loss) attributable to Mitsubishi UFJ Financial Group	859,819	(1,468,040)

Income allocable to preferred shareholders:
Cash dividends paid	21,678	6,399
Beneficial conversion feature	—	9,478
Income allocable to preferred shareholders of Mitsubishi UFJ NICOS Co., Ltd. :
Effect of induced conversion of Mitsubishi UFJ NICOS Co.,Ltd. Class 1 stock	—	7,676

Net income (loss) available to common shareholders of Mitsubishi UFJ Financial Group	838,141	(1,491,593)

(in yen)
Earnings (loss) per share applicable to common shareholders of Mitsubishi UFJ Financial Group:
Basic earnings (loss) per common share—net income (loss) available to common shareholders of Mitsubishi UFJ Financial Group	68.01	(137.84)
Diluted earnings (loss) per common share—net income (loss) available to common shareholders of Mitsubishi UFJ Financial Group	67.87	(137.84)

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Nonaccrual loans, restructured loans

and accruing loans contractually past due 90 days or more

	As of March 31,
(in millions of yen)	2010	2009
Nonaccrual loans:
Domestic:
Manufacturing	111,235	87,649
Construction	33,449	55,760
Real estate	214,367	263,831
Services	79,517	104,594
Wholesale and retail	135,523	139,000
Banks and other financial institutions	2,322	14,826
Communication and information services	73,615	36,853
Other industries	116,741	20,615
Consumer	355,040	372,944

Total domestic	1,121,809	1,096,072

Foreign:
Governments and official institutions	70,529	4,279
Banks and other financial institutions	19,880	56,628
Commercial and industrial	135,622	81,990
Other	21,169	10,553

Total foreign	247,200	153,450

Total	1,369,009	1,249,522

Restructured loans:
Domestic	565,008	457,838
Foreign	47,184	63,750

Total	612,192	521,588

Accruing loans contractually past due 90 days or more:
Domestic	25,871	15,047
Foreign	547	6,440

Total	26,418	21,487

Total	2,007,619	1,792,597

Restatement of Consolidated Statement of Cash Flows

	(in millions of yen)
	For the fiscal year ended March 31, 2009
	As previously reported	As restated
Net cash used in operating activities	(1,140,503)	(966,187)
Net cash used in investing activities	(8,266,031)	(8,253,579)
Net cash provided by financing activities	8,487,047	8,300,279
Cash and cash equivalents at end of fiscal year	3,071,252	3,071,252